3965 Freedom Circle	800 338 8754	www.mcafee.com
Santa Clara, CA 95054
July 26, 2010
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Wray
Re:	McAfee, Inc. Definitive Proxy Statement on Schedule 14A Filed May 10, 2010 File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“we “or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2010 relating to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 001-31216) filed with the Commission on May 10, 2010 (the “Proxy Statement”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement. All page numbers refer to the Proxy Statement unless otherwise specified.
Compensation Discussion and Analysis
Compensation Policies and Practices as They Relate to Risk Management, page 31
1.	We note the following disclosure provided in response to Item 402(s) of Regulation S-K: “We have reviewed our compensation policies and practices for all employees and concluded that any risks arising from our policies and programs are not reasonable likely to have a material adverse effect on us.” In your response letter, please describe more specifically the process you undertook to reach the conclusion that risks arising from your policies and programs are not reasonable likely to have a material adverse effect on the company.
Response: In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, our management conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. This process included the following:

Securities and Exchange Commission
July 26, 2010

•	a review of our compensation programs;

•	the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature; and

•	the identification of factors that mitigate these risks.
We paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives. During the course of our assessment, we consulted with various persons, including our senior human resources executives, our internal and external legal counsel, and the compensation consultant retained by the compensation committee of the board.
Overall, we believe that our compensation programs are designed to create appropriate incentives for employee performance without encouraging excessive risk taking. In this regard, our compensation structure contains the following features intended to mitigate risk.
•	We use a balanced compensation structure designed to link an appropriate portion of compensation to our long-term performance.

•	We periodically compare our compensation programs and overall compensation structure with our peer companies to assess the competitive market position of our compensation and align with industry practices.

•	Cash bonuses are based on multiple performance metrics, including Company-wide metrics as well as customer and employee success measures, that are consistent with our short and long-term goals.

•	In many cases, management or the compensation committee has discretion to adjust cash bonuses downward for quality of performance or other factors.

•	Equity compensation is predominantly subject to multi-year vesting to provide meaningful retention incentive.

•	We have established internal controls and standards of ethics and business conduct, many of which variously help support our compensation goals and mitigate compensation risk.

•	The compensation committee oversees our compensation policies and practices and is responsible for reviewing and approving executive compensation, incentive compensation plans applicable to senior management employees and other compensation plans.

•	In 2009, our board adopted a “clawback” policy that allows our board to seek to recover bonuses or other incentive-based or equity-based compensation to certain executives in certain circumstances where there has been a restatement of previously issued financial statements.

Securities and Exchange Commission
July 26, 2010

Based on the assessment described above, we concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on us and that no disclosure in response to Item 402(s) of Regulation S-K was required. In February 2010, we reviewed the assessment process and our conclusions with the compensation committee of our board.
Related Party Transactions, page 42
2.	It appears that you have not provided disclosure required by Item 404(b) with respect to your policies for review and approval of related party transactions. Please advise.
Response: Our Code of Business Conduct and Ethics requires that all employees and directors refer matters that may constitute related party transactions to the appropriate member of management for an assessment of whether a conflict exists. Pursuant to its written charter the Audit Committee reviews on an ongoing basis, discusses with management and the independent auditor, and approves or ratifies any transactions or courses of dealing with related persons (e.g., including significant shareholders, directors, executive officers or their immediate family members) that (i) are significant in size, (ii) involve terms or other aspects that differ from those that would likely be negotiated with independent parties, or (iii) are otherwise required to be approved or ratified by the Audit Committee in accordance with our related person transaction policy, including any safeguards or additional procedures to be applied in such circumstances. The Audit Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented. Our Code of Business Conduct and Ethics and Audit Committee Charter are publicly available on our investor relations website http://investor.mcafee.com/governance.cfm.
We will include disclosure of our policies for review and approval of related party transactions as required by Item 404(b) in our future proxy statements or annual reports.
********
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 26, 2010

     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided. Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, MCAFEE, INC.
/s/ Keith S. Krzeminski
Keith S. Krzeminski,
Chief Accounting Officer

cc:	Mark Cochran, EVP & Chief Legal Officer/General Counsel Melinda Litherland, Deloitte & Touche LLP

4